UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated April 17, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals (the "Company")

Convenes an Extraordinary General Meeting

Attached hereto is an English translation (from Hebrew) of a notice for convening an Extraordinary General Meeting, as submitted on the Tel Aviv Stock Exchange (TASE).

In order to vote, ADR holders should contact BNY Mellon Depositary Receipts at telephone number (212) 815-8223.

XTL Biopharmaceuticals Ltd.

("the Company")

April 15, 2012

To	To
The Israel Securities Authority Ltd.	The Tel-Aviv Securities Stock Exchange Ltd.
Through the Magna	Through the Magna

Dear Sirs/Mmes.,

Re:	Immediate report on a substantial private placement and on convening an extraordinary general meeting of the Company's shareholders in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Israeli Securities Regulations (Private Offering of Securities in a Listed Company), 2000 and the Companies Law, 1999

The Company is pleased to present an immediate report on a substantial private placement to Dr. Ben-Zion Weiner, a Company director, and to Mr. David Grossman, a Company director and the Company's Chief Executive Officer, as well as the convening of an extraordinary general meeting of the Company's shareholders to be held on May 22, 2012, in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Israeli Securities Regulations (Private Offering of Securities in a Listed Company), 2000 and in accordance with the Israeli Companies Law, 1999, all as follows:

A.	APPROVAL OF A SUBSTANTIAL PRIVATE PLACEMENT TO THE DIRECTORS DR. BEN-ZION WEINER AND MR. DAVID GROSSMAN

1.	General

On April 12, 2012, the Company's Board, after accepting the recommendation of the compensation committee and obtaining the approval of the Company's audit committee, and subject to the approval of the meeting of the Company's shareholders, decided to allocate, at no consideration, to Dr. Ben-Zion Weiner 4,408,000 unregistered options and allocate, at no consideration, to Mr. David Grossman 1,500,000 unregistered options for purchasing Ordinary shares of Company of NIS 0.1 par value each, under the terms specified herein. The vote for each of the allocations will be done individually.

2.	The offerees

On April 12, 2012, Dr. Ben-Zion Weiner was appointed as director of the Company. Mr. David Grossman has been serving as director of the Company and as the Company's Chief Executive Officer since February 11, 2009. Ben-Zion Weiner and Mr. David Grossman shall be collectively referred to hereinafter as "the offerees."

XTL Biopharmaceuticals Ltd. 85 Medinat Hayehudim St., Herzliya Pituach 46766, Israel Tel: +972-9-955-7080 Fax: +972-9-951-9727

3.	The terms, number and consideration of the offered securities

The allocation will be effected according to the option plan adopted by the Company on August 29, 2011 ("the Plan") and is subject to the terms detailed below.

3.1	Allocation to Dr. Ben-Zion Weiner

3.1.1	The Company will allocate to Dr. Ben-Zion Weiner, at no consideration, 4,408,000 unregistered options to purchase 4,408,000 Ordinary shares of the Company of NIS 0.1 par value each ("the exercise shares").

3.1.2	As of the date of this report, Dr. Ben-Zion Weiner holds 570,434 shares of the Company.

3.1.3	Assuming exercise of the entire options, the shares deriving from the exercise of the options to be allocated to Dr. Ben-Zion Weiner will constitute approximately 1.96% of the issued and outstanding share capital of the Company and approximately 1.75% on a fully diluted basis. Assuming full exercise of the options, together with his existing interests in the Company, Dr. Ben-Zion Weiner will hold approximately 2.21% of the Company's issued and outstanding share capital of the Company and approximately 1.98% on a fully diluted basis.

3.2	Allocation to Mr. David Grossman

3.2.1	The Company will allocate to Mr. David Grossman, at no consideration, 1,500,000 unregistered options to purchase 1,500,000 Ordinary shares of the Company of NIS 0.1 par value each ("the exercise shares").

3.2.2	As of the date of this report, Mr. David Grossman holds 1,610,000 unregistered options that are exercisable into shares of the Company.

3.2.3	Assuming exercise of the entire options, the shares deriving from the exercise of the options to be allocated to Mr. David Grossman will constitute approximately 0.68% of the issued and outstanding share capital and approximately 0.59% on a fully diluted basis. Assuming full exercise of the options, including the options underlying this immediate report, together with his existing interests in the Company, Mr. David Grossman will hold about 1.39% of the Company's issued and outstanding share capital and about 1.23% on a fully diluted basis.

3.3	The exercise price of the options allocated to the offerees is NIS 0.90 per option, unlinked, reflecting the average share price in the three trading days preceding the Board's resolution.

3.4	The offerees will be entitled to receive the options and to exercise them over a maximal period of 120 months from the date of their allocation, subject to the conditions stipulated in this report, over a vesting period of 36 months such that 1/12 of the options granted to them will vest at the end of each consecutive calendar quarter following the grant date and at the end of 36 months, all options will be exercisable by the offerees.

3.5	The allocation will be effected according to section 102 to the Israeli Income Tax Ordinance (New Version), 1961 ("the Ordinance").

3.6	Pursuant to the guidelines of the Tel-Aviv Stock Exchange ("TASE"), due to the transition to the T+1 clearing mode for unregistered convertible securities and shares, the options will not be converted on the record date for distributing bonus shares, making offers by way of rights, distributing dividends, capital consolidation, capital split or capital reduction (each of the above - "corporate event"). Furthermore, if the Ex-Date of a corporate event occurs prior to the record date of a corporate event, no conversion will take place on said Ex-Date.

3.7	Shares deriving from the options will confer the right to receive invitations, to participate and to vote at the Company's meetings. All Company shares, including shares deriving from the options, have equal rights in relation to the capital amounts paid or credited as paid on their par value with respect to dividends and any other distributions and participation in the distribution of the Company's surplus assets upon liquidation.

3.8	Based on the Company's approved option plan, the exercise price and number of options allocated to the offerees that have yet to be exercised will be adjusted under the following circumstances:

3.8.1	The number and class of shares that may be purchased in the exercise of the options that have been granted according to the option plan and that have yet to be allocated or in respect of which the options have yet to be granted or have been recovered to the Plan due to cancellation or expiration or the option exercise price will be adjusted in proportion to the increase or decrease in the number of allocated shares arising from a share split (including bonus shares), consolidation, swap, reclassification or combination of all of the above.

Any such adjustment will be subject to the Board's resolution or the resolution of a committee appointed by the Board which will be final and binding.

In any event, any exercise price adjustment will not allow the exercise price to drop below the share par value.

No adjustments will be made in the event of issuance of securities by way of rights to the Company's shareholders.

The number of shares or exercise price will not be adjusted in the event of distribution of a cash dividend or dividend in kind.

3.8.2	In any event of merger or consolidation in which the Company is not the "surviving" company ("acquisition event"), the options will be swapped or deemed as granted by the surviving company and the following provisions will apply: (i) the option vesting period will not be modified, except 25% of the options that have not yet vested on the acquisition event date which will vest immediately; (ii) if the optionee's service term is concluded before a year has elapsed from the acquisition event date, another 25% of the options that have not yet vested on the acquisition event date which will vest immediately.

3.8.3	In the event of the Company's liquidation, the Company's Board or a committee appointed by it will inform the option holders by way of a 15-day advance notice at the least. During this period, the option holders will be entitled to exercise their entire options that have not yet vested. Any options that are not exercised during this time will expire.

3.8.4	In any event of a transaction offered by the Company, whether by purchasing the Company's shares or otherwise, which leads to a change in control of the Company, the option holders will be able to exercise their entire options over a period of six months from the date of the transaction and/or from the date of meeting the prerequisites underlying the transaction.

3.9	The exercise shares will be registered in the name of the registration company through which the Company's shares were registered at that time.

4.	The economic value of the offered securities

Allocation to Dr. Ben-Zion Weiner

According to the Black & Scholes formula, the economic value of all the options granted to Dr. Ben-Zion Weiner as of the date of the Company's Board's resolution was approximately NIS 3,166,659 and NIS 0.718389 per option. The assumptions that formed the basis for calculating the economic value of the options are as follows: share price of NIS 0.883, exercise price of NIS 0.900, life of the options of 10 years, annual standard deviation of 79.322%, capitalization coefficient of 2.5% based on the TASE's guidelines, security parameters update of April 11, 2012 and dividend yield of 0%.

Allocation to Mr. David Grossman

According to the Black & Scholes formula, the economic value of all the options granted to Mr. David Grossman as of the date of the Company's Board's resolution was approximately NIS 1,077,584 and NIS 0.718389 per option. The assumptions that formed the basis for calculating the economic value of the options are as follows: share price of NIS 0.883, exercise price of NIS 0.900, life of the options of 10 years, annual standard deviation of 79.322%, capitalization coefficient of 2.5% based on the TASE's guidelines, security parameters update of April 11, 2012 and dividend yield of 0%.

5.	The issued share capital in the Company and the holdings of interested parties and the public

						Before the substantial private placement under this report		Immediately after the substantial private placement under this report
Name	Number of shares	Unregistered options	Unregistered warrants (series A)	Unregistered warrants (series B)	Warrants (series 2)	% in equity and voting	% in equity and voting (fully diluted) [1]	% in equity and voting	% in equity and voting (fully diluted) [2]

Alexander Rabinovitch [3]	43,132,361	-	-	-	573,750	19.57%	17.75%	19.57%	17.34%
David Bassa	21,705,987	-	-	-	-	9.85%	8.82%	9.85%	8.61%
Shalom Manova	17,175,573	-	-	-	-	7.79%	6.98%	7.79%	6.81%
Amit Yonay [4]	-	150,000	-	-	-	-	0.06%	-	0.06%
Marc Allouche [5]	-	150,000	-	-	-	-	0.06%	-	0.06%
Dafna Cohen [6]	-	150,000	-	-	-	-	0.06%	-	0.06%
Jaron Diament [7]	-	150,000	-	-	-	-	0.06%	-	0.06%
Ronen Twito [8]	-	3,110,000	-	-	-	-	1.27%	-	1.23%
Moshe Mittelman [9]	5,590,896	640,000	-	-	-	2.54%	2.53%	2.54%	2.47%

Total interested parties and officers	87,604,817	4,350,000	-	-	573,750	39.75%	37.59%	39.75%	36.70%

[1]	Assuming that all warrants (series 2), (series A) and (series B) and unregistered options, as they are prior to the substantial private placement that is the subject of this report, are exercised into Ordinary shares of the Company.
[2]	Assuming that all warrants (series 2), (series A) and (series B) and unregistered options are exercised into Ordinary shares of the Company.
[3]	23,574,902 Ordinary shares of the Company and warrants (series 2) are held by Green Forest Holdings Ltd. a company that, to the best of the Company's knowledge, is jointly and equally owned by Mr. and Mrs. Alexander and Sagit Rabinovitch.
[4]	The Chairman of the Company's Board.
[5]	A director in the Company.
[6]	An external director in the Company.
[7]	An external director in the Company.
[8]	The Company's CFO.
[9]	Medical Director in the Company.

						Before the substantial private placement under this report		Immediately after the substantial private placement under this report
Name	Number of shares	Unregistered options	Unregistered warrants (series A)	Unregistered warrants (series B)	Warrants (series 2)	% in equity and voting	% in equity and voting (fully diluted) [10]	% in equity and voting	% in equity and voting (fully diluted) [11]

The public [12]	132,211,661	380,000	3,853,454	1,926,727	13,088,750	59.99%	61.53%	59.99%	60.09%

Total	219,816,478	4,730,000	3,853,454	1,926,727	13,662,500	99.74%	99.12%	99.74%	96.79%

Offerees

David Grossman [13]	-	3,110,000	-	-	-	-	0.65%	-	1.23%
Dr. Ben-Zion Weiner [14]	570,434	4,408,000	-	-	-	0.26%	0.23%	0.26%	1.98%

Total offerees	570,434	7,518,000	-	-	-	0.26%	0.88%	0.26%	3.21%

Total	220,386,912	12,248,000	3,853,454	1,926,727	13,662,500	100%	100%	100%	100%

[10]	Assuming that all warrants (series 2), (series A) and (series B) and unregistered options, as they are prior to the substantial private placement that is the subject of this report, are exercised into Ordinary shares of the Company.
[11]	Assuming that all warrants (series 2), (series A) and (series B) and unregistered options are exercised into Ordinary shares of the Company.
[12]	The public - as defined in the TASE guidelines.
[13]	A director in the Company and the Company's CEO. It should be noted that Mr. David Grossman already holds 1,610,000 unregistered options prior to the substantial private placement that is the subject of this report in the context of which he will be allocated another 1,500,000 unregistered options.
[14]	A private individual who is an Israeli resident. It should be noted that Dr. Ben-Zion Weiner holds 570,434 Ordinary shares of the Company of NIS 0.1 par value each prior to the substantial private placement that is the subject of this report in the context of which he will be allocated 4,408,000 unregistered options.

6.	The consideration and the way the consideration is determined

The consideration for the options and the exercise price are as detailed in section 3 above.

The grant of options to Dr. Ben-Zion Weiner is intended to promote the benefit of the Company and its objectives by granting an incentive to Dr. Ben-Zion Weiner for joining the Company's Board and for his expected contribution to the advancement of the Company's R&D activity in view of his skills and contacts in the pharmaceutical development area and his consent not to receive any monetary consideration in excess of said options in respect of his service as director and member of the Company's Board committees. The grant of options to Mr. David Grossman is intended to promote the benefit of the Company and its objectives by granting an incentive to Mr. David Grossman for meeting all of the Company's strategic objectives as determined by the Board, including introducing new technologies into the Company, raising capital in public and private offerings and recruiting renowned technological experts into the Company's Board. The consideration was determined based on the recommendation of the compensation committee and by the Company's audit committee and Board and it adheres to the Company's previous policy regarding the exercise price of options issued to directors.

7.	Approvals required for effecting the allocation according to the offering

The allocation to the offerees according to the offering is subject to the approval of the general meeting of the Company's shareholders and its convention according to this report, and the approval of TASE for listing the exercise shares deriving from the options for trade. The Company intends to apply for these approvals, as above, near the date of holding the meeting.

8.	Agreements regarding rights to the Company's securities

To the best of the Company's knowledge, as of the date of the publication of this immediate report, neither the offerees nor the holders of the Company's securities have any agreements, whether written or oral, regarding the purchase and/or sale of the Company's securities and/or regarding the voting rights in the Company.

Furthermore, to the best of the Company's knowledge, there is neither a substantial shareholder nor officer who has a personal interest in the substantial private placement other than the offerees themselves.

9.	Impediment or restrictions on carrying out transactions with the securities being offered

According to the provisions of section 102 to the Ordinance and the regulations issued thereunder, the above options and the shares deriving from the exercise of the options and all rights conferred by virtue thereof, including bonus shares, will be deposited in escrow for the offerees for a period of 24 months from the date of placement in escrow.

A restriction applies to the options and the shares deriving from their exercise according to section 15c to the Israeli Securities Law, 1968 and the Israeli Securities Regulations (Details with regard to Sections 15a to 15c to the Law), 2000.

10.	The date of allocation of the securities

Subject to the receipt of the approvals stated in section 7 above, the Company will effect the allocation of options shortly after the above approvals are obtained.

B. CONVENING AN EXTRAORDINARY GENERAL MEETING

1.	On May 22, 2012, at 10:30 am, an extraordinary shareholders' meeting will be held at the offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, for discussing the following resolutions:

a.	Allocating options to Dr. Ben-Zion Weiner - the proposed wording of the resolution: "approving the allocation of 4,408,000 unregistered options of the Company to Dr. Ben-Zion Weiner which will vest quarterly over a period of 36 months for an exercise price of NIS 0.90, in accordance with the Company's option plan".

b.	Allocating options to Mr. David Grossman - the proposed wording of the resolution: "approving the allocation of 1,500,000 unregistered options of the Company to Mr. David Grossman which will vest quarterly over a period of 36 months for an exercise price of NIS 0.90, in accordance with the Company's option plan".

2.	The required majority in the extraordinary general meeting (or in a postponed extraordinary meeting, if any) for approving the resolutions specified in paragraph 1(a) and 1(b) above is a simple majority of the total votes of participating shareholders.

3.	In the extraordinary general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or their representatives, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the meeting's scheduled time the legal quorum is not found, the meeting will be postponed by one week for the same day, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the Board in a notice to the shareholders. The postponed meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not found in the postponed meeting at the elapse of half an hour from the meeting's scheduled time, the two shareholders that are present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

4.	The date for establishing the shareholders' entitlement to vote in the general meeting, as stated in section 182(c) to the Israeli Companies Law, is Sunday, April 22, 2012 ("the record date"). According to the Israeli Companies Regulations (Proof of Share Ownership for Voting in the General Meeting), 2000, a shareholder that has a share registered in its name at a member of the Stock Exchange whereby that share is included in the shares registered in the Company's Registrar, and is interested in voting in the general meeting, must produce to the Company the Stock Exchange member's proof of the shareholder's ownership over the share on the record date, as required by said regulations.

5.	The Company's shareholders are entitled to participate and vote in the meeting by themselves or through a legally certified agent. The document certifying the agent to vote ("the letter of appointment") and a power of attorney by virtue of which the letter of appointment was signed (if any) will be deposited with the Company's attorneys at least 48 hours before the meeting begins.

6.	The Israeli Securities Authority's distribution site ("the magna") and website address of the TASE where the formats of proxy statements and position statements can be found as they are defined in section 88 to the Israeli Companies Law are: www.magna.isa.gov.il and www.tase.co.il, respectively. Voting as per the proxy statement will be done on the second part of the proxy statement as published in the magna. A shareholder may contact the Company directly and receive the formats of the proxy statement and position statements (if any). A Stock Exchange member will e-mail a link to the formats of the proxy statement and position statements on the magna, at no charge, to any shareholder that is not registered at the shareholders' registrar and whose shares are registered at that Stock Exchange member, if the shareholder so requests, provided that the notice is given with respect to a specific securities account and prior to the record date. A shareholder whose shares are registered at a Stock Exchange member is entitled to receive the proof of ownership from the Stock Exchange member through which it holds the shares at the Stock Exchange member's branch or via post office to the shareholder's address in return for delivery fee only, if so requested. A request in this respect will be provided in advance for a specific securities account. The proxy statement must be produced to the Company's attorneys to said address so that the proxy statement reaches the Company's attorneys' office not less than 72 hours before the date of convening the meeting. The last date for producing position statements to the Company is up to ten days after the record date ("the last date for delivering position statements"), namely Wednesday, May 2, 2012 and the last date for producing the Board's response to the position statements is five days from the last date for delivering position statements, namely Monday, May 7, 2012.

7.	One or more shareholders that hold shares at a rate representing five percent or more of the total voting rights in the Company and anyone who holds such rate out of the total voting rights that are not held by the controlling shareholder in the Company, as defined in section 286 to the Israeli Companies Law, may review the proxy statements as detailed in Regulation 10 to the Israeli Companies Regulations (Proxy Statements and Position Statements), 2005.

8.	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.

9.	The Company's representatives for handling this report are Mr. Ronen Kantor, Adv. and/or Mr. Ron Soulema, Adv. of Kantor & Co. Law Offices at 12 Abba Hillel Silver Road, 8th Floor, Ramat-Gan, Tel: +972-3-6133371.

Respectfully,

XTL Biopharmaceuticals Ltd.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 17, 2012	By:	/s/ David Grossman
Name: David Grossman
Title: Chief Executive Officer